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                             February 22, 2021

       Troy Levy
       Chief Executive Officer
       Tropical Racing, Inc.
       1740 Grassy Springs Road
       Versailles, Kentucky 40383

                                                        Re: Tropical Racing,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 12,
2021
                                                            File No. 024-11454

       Dear Mr. Levy:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed February 12, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations , page 39

   1. It appears that your revised discussion regarding the change in general and administrative expenses only includes
the specific line item on your consolidated statement of operations titled "General and
administrative" and does not a include other costs such as personnel
                                                        (Salaries and
benefits), marketing or even professional fees. Please revise to discuss all other material costs.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Troy Levy
Tropical Racing, Inc.
February 22, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Aamira Chaudhry at 202-551-3389 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTroy Levy                                Sincerely,
Comapany NameTropical Racing, Inc.
                                                           Division of
Corporation Finance
February 22, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName